Exhibit 99.18

CONSENT OF QUALIFIED PERSON

I, Stacy Freudigmann, P.Eng. consent to the public filing of the technical report titled “Hammerdown Gold Project, Preliminary Economic Assessment Technical Report” and dated March 16th, 2026 (the “Technical Report”) by WSP Canada Inc.

I also consent to any extract from or a summary of the Technical Report in the news release dated February 26, 2026 of New Found Gold Corp. and to the use of the Technical Report and the information contained therein, as well as reference to my name, in each case where used or incorporated by reference in the Annual Report on Form 40-F for the year ended December 31, 2025 of New Found Gold Corp.

I certify that I have read the news release being filed by New Found Gold Corp. and that it fairly and accurately represents the information in the sections of the Technical Report for which I am responsible.

Dated this 16th day of March 2026.

Original document signed and stamped
by Stacy Freudigmann P.Eng.
Signature of Qualified Person

Stacy Freudigmann
Print name of Qualified Person